Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

On December 12, 2007, The PNC Financial Services Group, Inc. filed a Current Report on Form 8-K with the Securities and Exchange Commission stating that:

The PNC Financial Services Group, Inc. (the “Corporation”) expects to report diluted earnings per share within the range of $0.60 to $0.75 and adjusted diluted earnings per share within the range of $1.00 to $1.15 for the fourth quarter of 2007, based upon current information and assumptions.

This revised expectation is primarily due to lower noninterest income attributable to valuation adjustments on $1.5 billion of commercial mortgage loans held for sale and lower than historically reported trading results due to unprecedented market price volatility, an additional anticipated increase to the provision for credit losses primarily related to residential real estate development, and an increase in the Corporation’s BlackRock/LTIP shares obligation due to a significant increase in the price of BlackRock’s common shares.

Commercial mortgage valuation adjustments and reduced trading income do not represent credit quality concerns with the underlying loans held for sale and trading assets, and instead are primarily the result of general market liquidity pressures. These categories are subject to systemic market volatility currently at unprecedented levels. Ongoing changes in the capital markets may further influence the performance of these activities during the remainder of the fourth quarter of 2007. As of November 30, 2007 the aggregate fourth quarter 2007 pre-tax revenue impact from these items on the Corporation’s earnings was estimated at $95 million lower when compared with the third quarter of 2007.

The increase to the provision for credit losses reflected in the expected adjusted earnings is primarily due to the Corporation’s residential real estate development exposure, primarily driven by exposures in the Maryland and Northern Virginia areas. Total residential real estate development exposures are approximately $2.4 billion and are highly granular outstandings generally to small businesses and regional developers. The adjusted provision for credit losses is expected to be approximately $45 million higher for the fourth quarter of 2007 compared with the third quarter of 2007. Despite the anticipated increase in provision for credit losses, current asset quality remains relatively strong given the existing credit environment.

Expected adjusted diluted earnings per share exclude the impact of the Corporation’s BlackRock/LTIP shares obligation and acquisition-related costs. Fourth quarter 2007 adjustments are expected to include a $141 million pre-tax reduction in noninterest income associated with the Corporation’s BlackRock/LTIP shares obligation based on the December 10, 2007 BlackRock closing price of $221.05 per share and a provision related pre-tax charge of approximately $45 million associated with the Yardville acquisition. The aggregate effect of these and other acquisition-related adjustments is approximately $0.40 per diluted share.

As of the December 10, 2007 market close, the market value of the Corporation’s investment in BlackRock has increased approximately $2 billion from the end of the third quarter 2007 to $9.6 billion on a pre-tax basis.

The market-related factors disclosed above impacting expected reported and adjusted results are based on actual recent market valuations and will change to the extent that market valuations are different at the end of the fourth quarter of 2007.

Cautionary Statement Regarding Forward-Looking Information

We make statements in this Current Report on Form 8-K (“Report”), and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “ project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2006 and in our third quarter 2007 Form 10-Q, including in the Risk Factors and Risk Management sections of these reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those discussed elsewhere in this Report or in our other filings with the SEC.

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Our businesses and financial results are affected by business and economic conditions, both generally and specifically in the principal markets in which we operate. In particular, our businesses and financial results may be impacted by:

•	Changes in interest rates and valuations in the debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of financial markets, including such disruptions in the markets for real estate and other assets commonly securing financial products.

•	Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates.

•	Changes in our customers’, suppliers’ and other counterparties’ performance in general and their creditworthiness in particular.

•	Changes in customer preferences and behavior, whether as a result of changing business and economic conditions or other factors.

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A continuation of recent turbulence in significant portions of the global financial markets could impact our performance, both directly by affecting our revenues and the value of our assets and liabilities and indirectly by affecting the economy generally.

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Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund certain BlackRock long-term incentive plan (“LTIP”) programs, as our LTIP liability is adjusted quarterly (“marked-to-market”) based on changes in BlackRock’s common stock price and the number of remaining committed shares, and we recognize gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.

•	Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.

•	Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.

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Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity, and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, education lending, and the protection of confidential customer information; and (e) changes in accounting policies and principles.

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Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance, derivatives, and capital management techniques.

•	Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.

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The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.

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Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and capital and other financial markets generally or on us or on our customers, suppliers or other counterparties specifically.

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Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2006 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at www.blackrock.com.

We grow our business from time to time by acquiring other financial services companies, including our pending Sterling acquisition. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues.

ADDITIONAL INFORMATION ABOUT THE PNC / STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site at http://www.sec.gov. In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.